FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc
Publication of 2016 Notice of Annual General Meeting

GlaxoSmithKline plc (the 'Company') will today publish on the Company's website, http://www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/, its 2016 Notice of Annual General Meeting (the '2016
AGM Notice'), together with its 2015 Annual Summary (the '2015 Summary').

The Company's Annual General Meeting will be held on Thursday 5 May 2016 at 2.30 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE .

The 2016 AGM Notice, together with the 2015 Annual Report and 2015 Annual Summary, will be sent to those shareholders who have elected to receive paper communications today.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority, the 2016 AGM Notice and 2015 Annual Summary will be submitted to the UK Listing Authority and will, in due course, be available for inspection at www.morningstar.co.uk/uk/NSM.

V A Whyte
Company Secretary

30 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 30, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc